UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-53203

AmREIT MONTHLY INCOME & GROWTH FUND IV, L.P.

(Exact name of registrant as specified in its charter)

8 Greenway Plaza, Suite 1000

Houston, Texas 77046

(713) 850-1400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units of limited partnership interest

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Zero (0)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, AmREIT Monthly Income & Growth Fund IV, L.P. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 28, 2016	AmREIT Monthly Income & Growth Fund IV, L.P.

	By:	AmREIT Monthly Income & Growth IV Corporation, its General Partner

		By:	/s/ Chad C. Braun
Name: Chad C. Braun Title: Vice President